1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
HARRY S. PANGAS harry.pangas@dechert.com +1 202 261 3466 Direct +1 202 261 3333 Fax

August 29, 2024
VIA EDGAR
United States Securities and Exchange Commission
Division of Investment Management
100 F Street N.E.
Washington, D.C. 20549
Attn: Anu Dubey
Thankam Varghese
RE:      MSC Income Fund, Inc. —
Preliminary Proxy Statement on Schedule 14A (File No. 814-00939), filed on July 24, 2024 (the “Preliminary Proxy Statement”)
Dear Ms. Dubey and Ms. Varghese:
On behalf of MSC Income Fund, Inc. (the “Company”), set forth below is the Company’s response to the verbal comment provided by the Staff of the Division of Investment Management (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) to the Company’s legal counsel on August 28, 2024 with respect to the Preliminary Proxy Statement. The Staff’s comment is set forth below and is followed by the Company’s response. Capitalized terms used in this letter and not otherwise defined shall have the meanings specified in the Preliminary Proxy Statement.

1.Comment: The Staff notes the Company’s response to the Staff’s prior Comment #10.d in the Company’s August 12, 2024 response letter to the Staff, which explains to the Staff why the lock-up provisions as an element of the Charter that subjects common shares to different holding periods would not create a “senior security” issue under the Investment Company Act of 1940, as amended (the “1940 Act”). Please acknowledge that the Staff does not agree with the Company’s analysis under Section 18 of the 1940 Act.
Response: The Company acknowledges that the Staff does not agree with the analysis set forth in the Company’s response to Comment #10.d in the Company’s August 12, 2024 response letter to the Staff regarding why the lock-up agreement provisions as an element of the Company’s corporate charter do not create a “senior security” under the 1940 Act.

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August 29, 2024 Page 2

If you have any questions, please feel free to contact the undersigned by telephone at 202.261.3466 (or by email at harry.pangas@dechert.com) or Clay Douglas by telephone at 202.261.3326 (or by email at clay.douglas@dechert.com).
Sincerely,

/s/ Harry S. Pangas
Harry S. Pangas

cc:    Dwayne L. Hyzak, MSC Income Fund, Inc.
Jason B. Beauvais, Esq., MSC Income Fund, Inc.
Cory E. Gilbert, MSC Income Fund, Inc.
Clay Douglas, Esq., Dechert LLP
James Curtis, Esq., Dechert LLP